UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 15)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

06652B103

(CUSIP Number)

Alfred R. Camner

Camner, Lipsitz and Poller, P.A.

550 Biltmore Way, Suite 700

Coral Gables, Florida 33134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 06652B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfred R. Camner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,056,130
8. Shared Voting Power 301,892
9. Sole Dispositive Power 3,259,452
10. Shared Dispositive Power 295,337

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,401,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to shares of Class A Common Stock, par value $0.01 per share (the “Class A common stock”) of BankUnited Financial Corporation (the “Company”), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Company’s principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134. Amendment No. 6 on Statement on Schedule 13D was originally filed with the Securities and Exchange Commission by Alfred R. Camner (the “Reporting Person”) on April 24, 1998, as amended by Amendment No. 7, dated March 31, 1999, Amendment No. 8, dated February 24, 2000, Amendment No. 9, dated March 21, 2001, Amendment No. 10, dated April 25, 2002, Amendment No. 11, dated December 17, 2002, Amendment No. 12, dated December 15, 2003, Amendment No. 13, dated November 30, 2004 and Amendment No. 14, dated December 2, 2005, is hereby amended and supplemented as set forth below (as amended, the “Schedule 13D”).

The shares of Class A common stock shown in Item 5 as beneficially owned by the Reporting Person include shares that would be received by the Reporting Person upon the conversion of shares of Noncumulative Convertible Preferred Stock, Series B (the “Series B preferred stock”) and Class B Common Stock, par value $0.01 per share (the “Class B common stock”) beneficially owned by the Reporting Person. Each share of Series B preferred stock is convertible into 1.4959 shares of Class B common stock and each share of Class B common stock is convertible into one share of Class A common stock.

Item 2.	Identity and Background

This Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupation is Chairman of the Board, Chief Executive Officer and Director of the Company and of BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Exhibit 1 is incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Person intends to continue to hold the shares of Class A common stock which he beneficially owns for investment purposes. The Reporting Person continuously reviews his equity investments in the Company. As a result, the Reporting Person has, from time to time, acquired, and may, from time to time, acquire, additional securities of the Company for his own account or for purposes of his tax and inheritance planning, either through the exercise of stock options, the receipt of awards under the Company’s employee benefit plans, through one or more privately negotiated transactions, on the open market or otherwise. Any sales by the Reporting Person could cause a change of control of the Company and might result in a change in the composition of the board of directors or management.

The foregoing discussion is qualified in its entirety by reference to that Shareholders’ Agreement, dated June 18, 2008, by and among the Reporting Persons, certain holders of Class B common stock and the Company, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Set forth below is information relating to the beneficial ownership of Class A common stock by the Reporting Person as of June 18, 2008 (the conversion of the Series B preferred stock has been calculated assuming no issuance of fractional shares and no aggregation of Series B preferred stock beneficially owned indirectly or in different accounts).

Voting Power		Dispositive Power		Total (% of
Sole	Shared	Sole	Shared	Shares Outstanding)
4,056,130(1)(2)	301,892(3)(4)	3,259,452 (1)	295,337(3)	9.2%

1. Includes the following shares:

(i)	1,703,132 shares of Class A Common Stock based upon the Reporting Person’s ownership of 1,138,533 shares of Series B Preferred Stock.

(ii)	1,023,188 shares of Class A Common Stock based upon the Reporting Person’s ownership of options exercisable within 60 days for 683,995 shares of Series B Preferred Stock.

(iii)	212,820 shares of Class A Common Stock based upon the Reporting Person’s ownership of 212,820 shares of Class B Common Stock.

(iv)	5,437 shares of Class A Common Stock based upon the Reporting Person’s ownership of 5,437 shares of Class A Common Stock.

(v)	209,897 shares of Class A Common Stock based upon the Reporting Person’s ownership of options exercisable within 60 days for 209,897 shares of Class A Common Stock.

(vi)	8,778 shares of Class A Common Stock based upon the ownership by certain irrevocable trusts established for the benefit of the Reporting Person’s descendants of 5,868 shares of Series B Preferred Stock and 96,200 shares of Class A Common Stock based upon the ownership by these same irrevocable trusts of 96,200 shares of Class B Common Stock. The Reporting Person is the trustee of these irrevocable trusts.

2. Includes 796,678 shares of Class A Common Stock based upon the Reporting Person’s ownership of 532,561 shares of restricted Series B Preferred Stock.

3. Includes the following shares:

(i) 79,776 shares of Class A Common Stock based upon the ownership of the Alfred R. Camner Family Charitable Foundation, Inc. of 79,776 shares of Class B Common Stock. The Alfred R. Camner Family Charitable Foundation, Inc. is a non-profit charitable foundation of which the Reporting Person and his wife are trustees; and

(ii) 215,561 shares of Class A Common Stock based upon the ownership of an irrevocable grantor’s trust (or “rabbi trust”) established by the Company of 26,720 shares of Series B Preferred Stock and 175,591 shares of Class B Common Stock. The Reporting Person is the sole beneficiary of the rabbi trust.

4. Includes 6,555 shares of Class A Common Stock based upon Anne Camner’s ownership of 3,103 shares of Series B Preferred Stock and 1,914 shares of Class A Common Stock based upon Anne Camner’s ownership of 1,914 shares of Class B Common Stock. Anne Camner is the Reporting Person’s wife, and the Reporting Person has been granted voting power over these shares under a revocable proxy.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 18, 2008, the Company entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with certain holders of its Series B preferred stock and its Class B common stock. These holders include the Reporting Person, Lawrence H. Blum, Vice Chairman of the board of directors and Corporate Secretary, Allen M. Bernkrant, Director, Marc D. Jacobson, Director and Lauren Camner, Director. Together these holders owned approximately 97.4% of all shares of Series B preferred stock and 97.6% of the Class B common stock outstanding as of June 17, 2008. In addition, the Reporting Person held 100% of the outstanding options for Series B preferred stock as of May 31, 2008. Based on the number of shares of Class A common stock outstanding as of May 31, 2008, and assuming the exchange as of that date of outstanding shares of Series B preferred stock and Class B common stock subject to the Shareholders’ Agreement, the Company’s directors and executive officers as a group would have held approximately 8.7% of the Company’s total voting power as of that date, and approximately 13.9% if they exercised all options exercisable within 60 days of May 30, 2008 to purchase shares of Series 2008 preferred stock and Class A common stock, as applicable, a decline from approximately 51.8% and 61.4%, respectively, as of that date assuming the exchange did not take place.

The Shareholders’ Agreement was approved by an independent committee of the Company’s board of directors comprised of independent members who do not hold any shares of Series B preferred stock or Class B common stock, and its implementation is contingent upon the successful sale of Class A common stock resulting in gross proceeds to us of at least $400 million (the “offering”). Pursuant to the Shareholders’ Agreement immediately prior to and contingent upon such sale of Class A common stock, the Company has agreed to exchange, and the holders of Series B preferred and Class B common stock listed above have agreed to surrender to the Company, the shares of Series B preferred stock and Class B common stock they currently hold for shares of Noncumulative Convertible Preferred Stock Series 2008 (the “Series 2008 preferred stock”), warrants and cash (the “exchange”). The Series 2008 preferred stock will have a one-tenth of a vote per share, the same vote per share as the Class A common stock, instead of two and one-half votes per share of the Series B Preferred stock or one vote per share of Class B common stock. Series 2008 preferred stock will have an annual dividend rate of $0.37 per share, will have a liquidation preference of $4.93 per share, will be redeemable by the Company at a price of $4.93 per share after the tenth anniversary of the issuance of the shares of Series 2008 preferred stock and will be convertible into shares of Class A common stock on a one for one basis, subject to standard anti-dilution adjustments.

The Shareholders’ Agreement also provides that all stock options to purchase shares of Series B preferred stock outstanding as of June 17, 2008 will be settled in shares of Series 2008 preferred stock. The Company has agreed in the Shareholders’ Agreement not to issue any shares, or securities to purchase shares, of Series B preferred stock or Class B common stock. In connection with this exchange, Series B preferred stock holders and Class B common stock holders will receive a total of $1,000,000 in cash and 24,750 warrants for the purchase of 2,475,000 shares of Class A common stock. One-third of the warrants will have a per share exercise price that is 15% higher than the public offering price for shares sold in the offering, one-third will have a per share exercise price that is 30% higher than the offering price for shares sold in the offering, and the final third will have a per share exercise price that is 45% higher than the offering price for shares sold in the offering. All of these warrants will have a term of five years. In the event that the sale of Class A common stock does not result in gross proceeds of at least $400 million through the offering, the Shareholders’ Agreement will be terminated and will not be implemented as described herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Shareholders’ Agreement, dated June 18, 2008, by and among the Company and certain holders of Class B common stock and Series B preferred stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2008

/s/ Alfred R. Camner
Alfred R. Camner

EXHIBIT INDEX

Exhibit	Description
1	Shareholders’ Agreement, dated June 18, 2008, by and among the Company and certain holders of Class B common stock and Series B preferred stock.